November 2, 2021

Wei Lu, Staff Accountant

Ethan Horowitz, Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Dominion Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 25, 2021

File No. 001-08489

Dear Ms. Lu and Mr. Horowitz:

We are in receipt of the comment letter from the staff (the “Staff”) of the Division of Corporation Finance at the Securities and Exchange Commission to Dominion Energy, Inc. (the “Company”), dated October 15, 2021 (the “Comment Letter”). The Comment Letter requests that the Company respond to the comments within ten business days or advise the Staff when the Company will respond. Per our conversation, we are requesting an extension and will respond to the Comment Letter on or before November 10, 2021.

Sincerely,

/s/ Meredith Sanderlin Thrower
Meredith Sanderlin Thrower
Senior Assistant General Counsel - Securities, M&A and Project Development

Cc:	James R. Chapman, Executive Vice President, Chief Financial Officer and Treasurer, Dominion Energy, Inc.